# Nasdaq Regulation



Nasdaq

William Slattery, CFA
Vice President
Listing Qualifications

April 24, 2019

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Division of Corporation Finance:

This is to certify that on April 15, 2019 The Nasdaq Stock Market (the "Exchange") received from MEREO BIOPHARMA GROUP PLC (the "Registrant") a copy of the Registrant's application on Form 8-A 12(b) for the registration of the following securities:

American Depositary Shares, each representing five ordinary shares, nominal value £0.003 per share

Ordinary Shares, nominal value £0.003 per share*

We further certify that the securities described above have been approved by the Exchange for listing and registration upon official notice of issuance.

We understand that the Registrant is seeking effectiveness of the Form 8-A 12(b) concurrently with effectiveness of its 1933 Act Registration Statement, and we hereby join in such request.

Sincerely,

William Slattery

* Not for trading, but only in connection with the listing of the American Depositary Shares on The NASDAQ Stock Market LLC. Each American Depositary Share represents five ordinary shares and is being registered under the Securities Act of 1933, as amended, pursuant to a separate Registration Statement on Form F-6 (Reg. No.: 333-223890). Accordingly, the American Depositary Shares are exempt from the operation of Section 12(a) of the Securities Exchange Act of 1934, as amended, pursuant to Rule 12a-8.